Exhibit 99.1

Altamira Therapeutics Announces IND Clearance by U.S. FDA for AM-125 in Acute Vestibular Syndrome

HAMILTON, BERMUDA – June 15, 2023 -- Altamira Therapeutics Ltd. ("Altamira" or the "Company") (Nasdaq:CYTO), a company dedicated to developing therapeutics that address important unmet medical needs, today announced that the U.S. Food and Drug Administration (“FDA”) has completed its safety review of the Company’s Investigational New Drug (IND) application for AM-125 (betahistine nasal spray) in acute vestibular syndrome (AVS). The FDA concluded that the proposed Phase 2 clinical trial with AM-125 in the treatment of posterior canal benign paroxysmal positional vertigo (BPPV), the most common type of vertigo, may proceed.

“We greatly appreciate the FDA’s positive conclusion of the safety review, which opens the way for the clinical evaluation of AM-125 in the US,” commented Thomas Meyer, Altamira’s founder, Chairman and CEO. “An earlier Phase 2 clinical trial conducted in Europe demonstrated that a four-week treatment course with AM-125 in AVS patients, following surgical removal of a tumor behind the inner ear, was well tolerated and helped to accelerate vestibular compensation enabling patients to regain balance and recover faster.”

“The new Phase 2 trial is designed to demonstrate AM-125’s tolerability and clinical utility also in BPPV, the most common type of vertigo,” Mr. Meyer added. “We look forward to advancing the AM-125 program with one or more partners as we are repositioning the Company around our RNA delivery technology.”

BPPV is characterized by repeated episodes of vertigo (dizziness) produced by changes in the head position relative to gravity, e.g. when tipping the head backward. Patients suffering from BPPV experience significant inconveniences and disabilities during symptomatic episodes, as they interfere with day-to-day activities such as driving a car or climbing stairs. BPPV generally emerges in the elderly with a peak onset in the 5th and 6th decade. BPPV is typically caused by dislodged inner ear particles (otoconia) in one of the semicircular canals, most often the posterior canal. The debris elicits unwanted vestibular stimulation and may be cleared through physical repositioning procedures such as the Epley maneuver.

Since a patient may experience dizziness and instability for some time even after a successful repositioning maneuver, betahistine as an antivertigo drug is frequently administered to help accelerate resolution. A recently published meta-analysis of several randomized controlled trials revealed that Epley’s maneuver plus betahistine resulted in a significantly greater reduction in dizziness handicap compared to Epley’s maneuver alone.1 Unlike most countries in the world, where betahistine formulated as a tablet is the standard of care treatment for vertigo, betahistine is not approved for marketing in the United States. Altamira has been developing AM-125 in a nasal spray formulation which allows for significantly higher bioavailability than oral intake of betahistine.

About Betahistine

Betahistine, a small molecule structural analog of histamine, acts as an agonist at the H1 histamine receptor and as an antagonist at the H3 histamine receptor. Unlike histamine, it crosses the blood-brain-barrier. Betahistine is known to increase the release of histamine, acetylcholine, dopamine and norepinephrine in the brain. It increases cochlear, vestibular and cerebral blood flow and facilitates vestibular compensation and inhibits neuronal firing in the vestibular nuclei. Betahistine for oral administration is approved in about 115 countries (with the U.S. being a notable exception) for the treatment of vertigo and Meniere’s disease. Despite its good safety profile, the clinical utility of orally administered Betahistine is limited due to poor bioavailability.

About AM-125

AM-125 is an intranasal formulation of betahistine. Because of its ability to circumvent first-pass metabolism, AM-125 has been shown to have 5-to-29 times higher bioavailability than orally administered betahistine. Altamira is developing AM-125 for the treatment of acute vestibular syndrome which may be triggered by a variety of causes including trauma, infection, or inner ear fluid disturbances. With its incidence and prevalence increasing with age, vestibular dysfunction affects more than one third of the U.S. population 40 years of age and older.

About Altamira Therapeutics

Altamira (Nasdaq:CYTO) is dedicated to developing RNA-based therapeutics for extrahepatic targets (OligoPhore™ / SemaPhore™ delivery platforms). The Company currently has two flagship siRNA programs in preclinical development beyond in vivo proof of concept: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis. The versatile delivery platform is also suited for mRNA and other types of RNA therapeutics and is planned to be leveraged via out-licensing to pharma or biotech companies. In addition, Altamira is in the process of divesting and/or out-licensing its legacy assets in allergology and viral infection (Bentrio® OTC nasal spray; commercial) and inner ear therapeutics (AM-125 nasal spray for vertigo; post Phase 2; Keyzilen® and Sonsuvi® for tinnitus and hearing loss; Phase 3). Founded in 2003, Altamira is headquartered in Hamilton, Bermuda, with its main operations in Basel, Switzerland. For more information, visit: https://altamiratherapeutics.com/

1 Li et al. (2023), Efficacy of Epley’s maneuver plus betahistine in the management of PC-BPPV - A systematic review and meta-analysis, Medicine (Baltimore) 102(13):e33421. https://journals.lww.com/md-journal/Fulltext/2023/03310/Efficacy_of_Epley_s_maneuver_plus_betahistine_in.34.aspx

Forward-Looking Statements

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